Make additive work for you Q3 2025 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR November 13, 2025

Conference Call and Webcast Link US Toll-Free Dial-In 1-877-407-0619 International Dial-In +1-412-902-1012 Live Webcast and Replay

Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2025 and beyond, are forward- looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential lingering adverse effects of Israel’s recent retaliatory war against the terrorist organizations Hamas and Hezbollah, Iran and, intermittently, its conflict with the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 6, 2025 (the “2024 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2024 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2025, which have been or will be furnished to the SEC throughout 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non- GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2025 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non-GAAP gross margin, as we are unable to provide either the equivalent GAAP figure (projected GAAP gross margin) or the related reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Make additive work for you Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures

▪ Disciplined cost management delivered solid OCF and EPS, demonstrates the underlying strength of our business model ▪ Focused on operational excellence, partnerships, and strategy execution as we advance additive innovation ▪ Customer engagement substantive as we build infrastructure to drive growth and scale across key, high-value verticals - aerospace/defense (particularly drones), automotive tooling, dentures, machine components, medical anatomic modeling ▪ We are leaders in these areas where additive is a compelling alternative to conventional manufacturing, as we create competitive advantages for years to come ▪ Long-term strategy centers on fundamental trends reshaping manufacturing: supply chain localization, next-generation mobility, sustainability goals, and the unrelenting corporate focus on efficiency and cost reduction ▪ Evolving tariff landscape reinforces value proposition of additive to mitigate supply chain risk, address geopolitical issues and reduce tariff exposure, helping maintain resilient manufacturing strategies CEO Dr. Yoav Zeif

Customer Success – Aerospace & Defense Make additive work for you Continued progress with purchases across all manufacturing-focused systems, such as F3300, F770, Fortus450, Neo 800+, H350 and Origin ▪ Commercial aviation – Secured wins with industry leaders Boeing, Embraer and others, demonstrating confidence in our solutions, and the critical role our technology plays in aerospace production environments ▪ Defense - Strong performance as we continue to spearhead that sector with notable purchases from Honeywell, TE Connectivity and L3Harris Participated in Trident Warrior 25, the U.S. Navy flagship fleet experimentation exercise ▪ Demonstrated critical role of distributed advanced manufacturing in enhancing military combat readiness ▪ DoD’s largest distributed manufacturing demonstration to date, connecting assets across more than 8,000 miles ▪ Comprehensive ecosystem significantly reduces reliance on traditional logistics for mission-critical repair & replace ▪ 7 global sites leveraged Stratasys to produce parts at U.S. military specs with faster turnaround and lower costs ▪ Reinforces Stratasys as a trusted partner for defense and highlights the scalable, practical solutions we provide to enhance mission readiness and operational resilience across thousands of miles of distributed operations

Customer Success – Virtual & Augmented Reality, SAF, Automotive Make additive work for you Leading Social Media, AI, VR/AR Company Buys Four F3300s ▪ One of the world’s largest companies purchased four of our newest F3300 FDM systems ▪ Initial use for large-scale prototyping on automation platform and next-generation robot ▪ Plan to manufacture production parts for VR/AR products SAF H350 Customer Milestones – Pharma and Aerospace ▪ Global top-three pharmaceutical company adds H350, opening the door to exciting new opportunities across medical device and drug development applications ▪ Collaboration with FAA and NIAR for SAF program to address demand for drone components, aviation parts, tooling and low-volume production applications, establishing technical foundation for expanded adoption Andretti Global Partnership Extended ▪ Extended multi-year partnership with Andretti Global as Official 3D Printing Partner of Andretti INDYCAR ▪ Designing optimized 3D printing lab within Andretti's new headquarters to significantly enhance their additive manufacturing capabilities. ▪ Partnership demonstrates the real-world performance advantages our technology delivers in demanding motor sports environments, where faster turnaround times, complex geometries, and higher-quality parts are essential for competitive success

Make additive work for you 8 Technology Update – Dental ▪ Enthused about the strategic investments we're making in TrueDent and related solutions to accelerate growth ▪ Welcomed Chris Kabot as VP & Global Head of Dental. Chris brings exceptional credentials as a world leader in digital dentistry and additive manufacturing, combining clinical, technical, and commercial expertise ▪ Launched SOFT RELAX post-processing solution helping dental operators reduce manual labor by 90% while minimizing the use of harmful chemicals ▪ Proud to be among the first dental additive companies to proactively remove TPO, a common but controversial toxic chemical, from all our dental resins, reinforcing our commitment to patient safety and sustainability

CFO Eitan Zamir • Q3 Results reflect strong execution by our team • 440bp reduction in adjusted OpEx helped generate solid OCF and EPS • Effectively offset continued top line and gross margin pressure

Quarterly Trend Make additive work for you Revenues Breakdown Note: $ in millions unless noted otherwise. 62.4 58.4 62.6 64.2 62.0 31.7 46.7 31.2 30.6 32.1 45.9 45.3 42.2 43.3 42.9 140.0 150.4 136.0 138.1 137.0 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Consumables Systems Services 94.1 105.1 93.8 94.8 94.1 45.9 45.3 42.2 43.3 42.9 140.0 150.4 136.0 138.1 137.0 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Products Services Q3 2025 Revenues

GAAP Non-GAAP 47.4% 47.2% 49.8% 50.0% 49.3% 24.4% 38.4% 32.2% 30.7% 35.6% 40.5% 44.6% 44.4% 43.8% 44.8% Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 49.6% 49.6% 48.3% 47.7% 45.3% 55.1% 53.4% 54.7% 54.3% 52.4% 38.5% 40.7% 33.9% 33.1% 29.7% Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you . . . . . . . . . . . . . . . - - - - - 47.4% 47.2% 49.8% 50.0% 49.3% 24.4% 38.4% 32.2% 30.7% 35.6% 40.5% 44.6% 44.4% 43.8% 44.8% Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 49.3% 49.0% 49.6% 48.7% 47.0% 35.6% 40.2% 32.5% 30.8% 27.6% 44.8% 46.3% 44.3% 43.1% 41.0% Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Note: All percentages rounded. Q3 2025 Gross Margins

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 88.2 78.8 57.5% Q3'24 Q3'25 63.0% 69.6 62.0 Q3'24 Q3'25 45.3%41.0% 49.7% Continued improvement driven by cost savings initiatives Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Q3 2025 Operating Expenses Make additive work for you

(26.6) )55.6( (22.7) Non-GAAP Operating Income (Loss) (0.1%) in Q3’24 vs 0.1% in Q3’25 out of total revenue GAAP Operating Loss Non-GAAP Net Income EPS diluted $0.01 in Q3’24 vs $0.02 in Q3’25 GAAP Net Loss* EPS diluted ($0.37) in Q3’24 vs ($0.65) in Q3’25 Q3’24 Q3’25 5.05.1 1.5 Adjusted EBITDA 3.6% in Q3’24 vs 3.6% in Q3’25 out of total revenue (0.1) 0.1 0.4 Q3’24 Q3’25 Q3’24 Q3’25 Q3’24 Q3’25 Q3’24 Q3’25 (25.5) Q3 2025 Operating, Net and EBITDA *For Q3’25, reflects non-cash impairment charge of $33.9, or $0.40 per share, related to Ultimaker investment. Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Make additive work for you

Balance Sheet ItemsCash Flow from Operating Activities 14 (4.5) 6.9 Q3-24 Q3-25 Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Strong Balance Sheet – $255M and No Debt Q3-24 Q2-25 Q3-25 Cash and Cash Equivalents and Short- term deposits 144.0 254.6 255.0 Accounts Receivable 153.7 157.9 151.3 Inventories 195.2 164.6 159.3 Net Working Capital 349.9 448.8 438.4

Revenues Non-GAAP Gross Margins Non-GAAP Operating Expenses Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted ($110M) - ($99M) ($1.34) - ($1.21) GAAP EPS reflects impact of non-cash impairment CAPEX Adjusted EBITDA 5.4%-5.7% of Revenue $550M – $560M 46.7% – 47.0% $248M – $251M $20M – $25M$30M – $32M1.5% – 2.0% Positive Operating Cash Flow for 2025 2025 Full-Year Outlook $11M – $13M $0.13 – $0.16 Make additive work for you

CEO Dr. Yoav Zeif Summary ▪ Encouraging signs in the specific verticals and applications where we are focusing ▪ Recurring revenue stability an important foundation to build growth ▪ Poised to seize opportunities as the industry inevitably improves ▪ Margin discipline and cost actions protect profitability, leverages our balance sheet to maintain leadership through strategic investments ▪ Technology leadership with a comprehensive portfolio drives confidence in our competitive position ▪ Continuing expansion into key growth industries such as defense reinforces our conviction in additive’s expanding role in production applications as we maximize shareholder value in the coming years Make additive work for you

Make additive work for you THANK YOU

18 Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. 18 Appendix – Comparison of Q3 2025 to Q3 2024 Key Metrics Make additive work for you GAAP Non-GAAP Q3-24 Q3-25 Change Y/Y Q3-24 Q3-25 Change Y/Y Total Revenue 140.0 137.0 -2.1% 140.0 137.0 -2.1% Gross Profit 62.7 56.1 (6.6) 69.5 62.1 (7.4) ▪% Margin 44.8% 41.0% -3.9% 49.6% 45.3% -4.3% Operating Income (Loss) (25.5) (22.7) 2.8 (0.1) 0.1 0.2 ▪% Margin -18.2% -16.6% 1.6% -0.1% 0.1% 0.2% Net Income (Loss) (26.6) (55.6) (29.0) 0.4 1.5 1.1 ▪% Margin -19.0% -40.6% -21.6% 0.3% 1.1% 0.8% Diluted EPS (0.37) (0.65) (0.28) 0.01 0.02 0.01 Diluted Shares 71.3 85.2 13.9 71.4 86.0 14.6

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix – Reconciliation of GAAP to Non-GAAP Results of Operations GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Gross Profit (1) $ 56,092 $ 5,971 $ 62,063 $ 62,730 $ 6,768 $ 69,498 Operating income (loss) (1,2) (22,704) 22,781 77 (25,465) 25,351 (114) Net income (loss) (1,2,3) (55,634) 57,109 1,475 (26,614) 26,985 371 Net income (loss) per diluted share (4) $ (0.65) $ 0.67 $ 0.02 $ (0.37) $ 0.38 $ 0.01 (1) Acquired intangible assets amortization expenses 4,526 4,507 Non-cash share-based compensation expenses 819 912 Restructuring and other expenses 626 1,349 5,971 6,768 (2) Acquired intangible assets amortization expenses 1,068 1,124 Non-cash share-based compensation expenses 4,816 5,657 Restructuring and other related costs 2,639 7,585 Revaluation of investment 2,208 - Contingent consideration - 519 Legal and other expenses 6,079 3,698 16,810 18,583 22,781 25,351 (3) Corresponding tax effect 191 294 Equity method related expenses and impairment 34,337 981 Finance expenses (income) (200) 359 $ 57,109 $ 26,985 (4) Weighted average number of ordinary shares outstanding- Diluted 85,151 86,000 71,271 71,417 Three Months Ended September 30, 2025 Three Months Ended September 30, 2024

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded. Appendix – Reconciliation of GAAP Net Loss to Adjusted EBITDA 2025 2024 Net loss $ (55,634) $ (26,614) Financial income, net (2,656) (1,009) Income tax expenses 524 842 Equity method related expenses and impairment 35,062 1,316 Depreciation expenses 5,085 5,210 Amortization expenses 5,602 5,631 Non-cash share-based compensation expenses 5,635 6,569 Revaluation of investment 2,208 - Contingent consideration - 519 Legal and other expenses 6,466 3,698 Restructuring and other related costs 2,752 8,934 Adjusted EBITDA $ 5,044 $ 5,096 Three Months Ended September 30,